UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                  iVillage Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, $.01 Par Value                                      46588H105
--------------------------------------------------------------------------------
(Title of Class of Securities)                                 (CUSIP Number)


    Richard Cotton, Esq., National Broadcasting Company, Inc., 30 Rockefeller
                 Plaza, New York, New York, 10112 (212) 664-4444
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                November 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105           PAGE        2          OF     10    PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY, INC.                        14-1682529
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                       (a) [  ]

                                                                        (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 2,161,634
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                2,161,634
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,161,634
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          7.3%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105               PAGE        3          OF     10     PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY HOLDING, INC.             13-3448662
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a) [  ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL BROADCASTING COMPANY HOLDING, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [  ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105               PAGE        4          OF     10     PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GE INVESTMENTS SUBSIDIARY, INC.                            51-0294231
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a) [  ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GE INVESTMENTS SUBSIDIARY, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [  ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105               PAGE        5          OF     10     PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC PENSION TRUST                              14-6015763
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a) [  ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   85,295
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                85,295
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          85,295
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          EP
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105              PAGE        6          OF     10     PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          GENERAL ELECTRIC INVESTMENT CORPORATION,
          as Investment Manager of General Electric Pension Trust     22-2152310
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a) [  ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   85,295
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                85,295
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          85,295
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ X ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          IA, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.     46588H105              PAGE        7          OF     10     PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC COMPANY                                    14-0689340
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a) [  ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [  ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") amends the Schedule 13 D filed on April 9, 1999, (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share of iVillage, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Purchase Agreement, GEIS obtained a warrant to purchase up to 323,625 shares of Common Stock at $15.45 per share during calendar year 2000 ("Warrant A") and an additional warrant to purchase up to 271,003 shares of Common Stock at $18.45 per share during calendar year 2001. Warrant A will become exercisable on January 1, 2000 and expire on December 31, 2000 (the "Exercise Period"). Pursuant to Section 13d-3(1)(i) of the Securities Exchange Act of 1934, NBC is deemed to beneficially own the underlying Common Stock of Warrant A sixty days prior to the commencement of the Exercise Period. Warrant A is attached hereto as Exhibit 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of November 3, 1999, NBC beneficially owned in the aggregate 2,161,634 shares of Common Stock of the Company, representing approximately 7.3% of the outstanding shares of Common Stock and both GEPT and GEIC beneficially owned in the aggregate 85,259 shares of Common Stock of the Company, representing approximately 0.2% of the outstanding shares of Common Stock (based upon 29,496,051 shares of Common Stock outstanding as reported in the Company's prospectus dated October 28, 1999).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), has effected any transaction in the Common Stock of the Company during the past 60 days.

(d)      Not Applicable.

(e)      Not Applicable.

         Neither the filing of this Amendment or any further amendment to the
Schedule 13D, nor anything contained herein is intended as, or should be construed as, an admission that NBCH, GEIS, or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 3 hereof are incorporated herein by reference.

         In connection with a secondary offering by the Company (the "Offering"), NBC and GEIS signed separate Lock-up Agreements with the Company under which both NBC and GEIS agreed not to transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 90 days after the Offering. The lock-up agreements for each of NBC and GEIS are attached hereto as Exhibit 3 and Exhibit 4, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Subscription Warrant issued by iVillage, Inc. to GE Investments Subsidiary, Inc., dated April 14, 1999.

Exhibit 2   Power of Attorney by General Electric Company, dated
            February 8, 1999.

Exhibit 3 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc. dated October 8, 1999.

Exhibit 4 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc. dated October 8, 1999.

                                   SIGNATURES

         After reasonable inquiry at to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


Dated:  April 8, 1999

NATIONAL BROADCASTING                     GENERAL ELECTRIC INVESTMENT
COMPANY, INC.                                     CORPORATION


By: /s/ Mark Begor                      By: /s/ Robert E. Healing
    --------------------------------        ------------------------------------
       Mark W. Begor                        Robert E. Healing
       Executive Vice President             Vice President and Secretary


NATIONAL BROADCASTING                   GENERAL ELECTRIC COMPANY
COMPANY HOLDING, INC.


By: /s/ Mark Begor                      By:  /s/ Robert E. Healing
    --------------------------------         -----------------------------------
        Mark W. Begor                        Robert E. Healing
        Treasurer                            Attorney-in-Fact


GE INVESTMENTS SUBSIDIARY, INC.


By:  /s/ Michael M. Pastore
       Michael M. Pastore
       Vice President


GENERAL ELECTRIC PENSION TRUST
By:  General Electric Investment Corporation,
        its Investment Manager


        By: /s/ Michael M. Pastore
             Michael M. Pastore
             Vice President

                                  EXHIBIT INDEX

Exhibit 1 Stock Subscription Warrant issued by iVillage, Inc. to GE Investments Subsidiary, Inc., dated April 14, 1999.

Exhibit 2   Power of Attorney by General Electric Company, dated February 8,
            1999.

Exhibit 3 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc. dated October 8, 1999.

Exhibit 4 Lock-up Agreement by and between iVillage Inc. and National Broadcasting Company, Inc. dated October 8, 1999.

EXHIBIT 1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT. ADDITIONALLY, THE TRANSFER OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN SECTION 13 OF THE REGISTRATION RIGHTS AGREEMENT DATED AS OF DECEMBER 4, 1998, AMONG IVILLAGE, INC. AND THE OTHER SIGNATORIES THERETO (THE "REGISTRATION RIGHTS AGREEMENT"), THE STOCKHOLDERS' AGREEMENT DATED AS OF DECEMBER 4, 1998 AMONG IVILLAGE INC. AND THE OTHER SIGNATORIES THERETO (THE "STOCKHOLDERS AGREEMENT") AND THIS WARRANT, AND NO TRANSFER OF THESE SECURITIES SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. UPON THE FULFILLMENT OF CERTAIN OF SUCH CONDITIONS, IVILLAGE INC. HAS AGREED TO DELIVER TO THE HOLDER HEREOF A NEW CERTIFICATE, NOT BEARING THIS LEGEND, FOR THE SECURITIES REPRESENTED HEREBY REGISTERED IN THE NAME OF SUCH HOLDER. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF IVILLAGE INC.


                                                                  April 14, 1999

                                  IVILLAGE INC.

                           STOCK SUBSCRIPTION WARRANT

                  THIS CERTIFIES that, for value received, GE INVESTMENTS SUBSIDIARY, INC., or assigns, is entitled to subscribe for and purchase from IVILLAGE INC., a Delaware corporation (the "Company"), 323,625 shares (the "Warrant Shares") of Common Stock, $.01 par value (the "Common Stock") of the Company (the "Financing") at a purchase price of $15.45 per share (the "Warrant Price") at any time during the calendar year 2000 (the "Exercise Period"). The shares of capital stock of the Company issuable upon exercise or exchange of this Warrant are sometimes hereinafter referred to as the "Warrant Shares," and, in connection therewith, all references herein to Warrant Shares shall mean Common Stock. Terms used but not defined herein shall have the meanings set forth in the Amended and Restated Series E Stock Purchase Agreement dated the date hereof between GE Investments Subsidiary, Inc. and the Company.

I.    EXERCISE OF WARRANT.

                  The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part, at any time during the Exercise Period, by the surrender of this Warrant (properly endorsed) at the office of the Company, or at such other agency or office of the Company in the United States of America as it may designate by notice in writing to the holder hereof at the address of such holder appearing on the books of the Company, and by payment to the Company of the Warrant Price in cash, by check, by wire transfer or by bank draft payable to the order of the Company for each share being purchased. In the event of the exercise of the rights represented by this Warrant, a certificate or certificates for the Warrant Shares so purchased, registered in the name of the holder, and if such Warrant Exercise shall not have been for all Warrant Shares, a new Warrant, registered in the name of the holder hereof, of like tenor to this Warrant, shall be delivered to the holder hereof within a reasonable time, not exceeding ten days, after the rights represented by this Warrant shall have been so exercised. The person in whose name any certificate for Warrant Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

II.   EXCHANGE OF WARRANT.

      (a) At any time and from time to time during the Exercise Period, the holder may, at its option, exchange this Warrant, in whole or in part (a "Warrant Exchange"), into the Warrant Shares, by the surrender of this Warrant, accompanied by a properly completed and executed Notice of Exchange in the form attached, at the office of the Company, or at such other agency or office of the Company in the United States of America as it may designate by notice in writing to the holder thereof at the address of such holder appearing on the books of the Company.

      (b) The closing of any Warrant Exchange shall take place at the offices of the Company on the date specified in the Notice of Exchange (the "Exchange Date"), which shall be not less than five and not more than 30 days after the delivery of such Notice. At such closing, the Company shall issue and deliver to the holder or its designee a certificate or certificates for the Warrant Shares to be issued upon such Warrant Exchange, registered in the name of the holder or such designee, and if such Warrant Exchange shall not have been for all Warrant Shares, a new Warrant, registered in the name of the holder, of like tenor to this Warrant for the number of shares still subject to this Warrant following such Warrant Exchange.

III.  ADJUSTMENT OF WARRANT PRICE.

                  If, at any time during the Exercise Period, the number of outstanding shares of Common Stock is (i) increased by a stock dividend payable in shares of such class of capital stock or by a subdivision or split-up of shares of such class of capital stock, or (ii) decreased by a combination of shares of such class of capital stock, then, following the record date fixed for the determination of holders of such class of capital stock entitled to receive the benefits of such stock dividend, subdivision, split-up, or combination, the Warrant Price shall be adjusted to a new amount equal to the product of (A) the Warrant Price in effect on such record date and (B) the quotient obtained by dividing (x) the number of shares of such class of capital stock outstanding on such record date (without giving effect to the event referred to in the foregoing clause (i) or (ii)), by (y) the number of shares of such class of capital stock which would be outstanding immediately after the event referred to in the foregoing clause (i) or (ii), if such event had occurred immediately following such record date.

IV.   ADJUSTMENT OF WARRANT SHARES.

                  Upon each adjustment of the Warrant Price as provided in
Section 3, the Holder shall thereafter be entitled to subscribe for and purchase, at the Warrant Price resulting from such adjustment, the number of Warrant Shares equal to the product of (i) the number of Warrant Shares existing prior to such adjustment and (ii) the quotient obtained by dividing (A) the Warrant Price existing prior to such adjustment by (B) the new Warrant Price resulting from such adjustment. No fractional shares of capital stock of the Company shall be issued as a result of any exercise or conversion of the Warrant. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying the holder an amount computed by multiplying the fractional interest by the Fair Market Value of a full share. For purposes of this Section 4, "Fair Market Value" of the Warrant Shares shall mean:

                           (i) the closing price of shares of the Company's
                  Common Stock quoted on the Nasdaq National Market or the closing price quoted on any exchange on which such shares are listed, whichever is applicable, on the trading day immediately preceding the date of delivery of the notice pursuant to Section 1, or

                           (ii) if the Common Stock is not listed on the Nasdaq
                  National Market or on an exchange, the fair market value of one share of Common Stock as determined in good faith by the Company's Board of Directors.

V.    COVENANTS AS TO PREFERRED STOCK.

                  The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company shall pay all taxes and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of the certificates representing Warrant Shares hereunder. The Company further covenants and agrees that the Company will from time to time take all such action as may be requisite to assure that the stated or par value per share of the Common Stock is at all times equal to or less than the then effective Warrant Price per share of the Common Stock issuable upon exercise of this Warrant. The Company further covenants and agrees that the Company will at all times have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant. The Company further covenants and agrees that if any shares of capital stock to be reserved for the purpose of the issuance of shares of capital stock upon the exercise of this Warrant require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon exercise, then the Company will in good faith and expeditiously as possible endeavor to secure such registration or approval, as the case may be. If and so long as the capital stock issuable upon the exercise of this Warrant is listed on any national securities exchange, the Company will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such capital stock.

VI.   NO SHAREHOLDER RIGHTS.

                  This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company.

VII.  RESTRICTIONS ON TRANSFER, RIGHTS UNDER PURCHASE AGREEMENT; ETC.

                  The holder of this Warrant by acceptance hereof agrees that the transfer of the Underlying Securities are subject to the provisions of
Section 13 of the Registration Rights Agreement and the Stockholders' Agreement and the transfer of this Warrant subject to Section 8. The Underlying Securities issuable upon exercise of this Warrant shall be entitled to all rights and benefits accorded thereto in the Series E Agreement, and the applicable provisions of the Series E Agreement are hereby incorporated herein by reference.

VIII. TRANSFER OF WARRANT; AMENDMENT.

                  (c) This Warrant and all rights hereunder are not transferable, in whole, or in part, except that the holder of this Warrant may transfer this Warrant, in whole or in part, to an Affiliate as that term is defined in the Stockholders' Agreement, at the agency or office of the Company referred to in Section 2, by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant properly endorsed. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed, in blank, shall be deemed negotiable, and, when so endorsed the holder hereof may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purposes and as the person entitled to exercise the rights represented by this Warrant, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until each transfer on such books, the Company may treat the registered holder hereof as the owner hereof for all purposes

                  (d) The terms and provisions of this Warrant may not be modified or amended, except under the written consent of the Company and the Holders of a majority of Warrant Shares issuable upon exercise hereof.

IX.   REORGANIZATIONS, ETC.

                  In case, at any time on or prior to December 31, 2000, of any capital reorganization, of any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing operation and which does not result in any change in the Warrant Shares) or of the sale of all or substantially all the properties and assets of the Company to any other corporation, this Warrant shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable for the kind and number of shares of stock or other securities or property of the Company or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold to which such holder would have been entitled if he had held the Warrant Shares issuable upon the exercise hereof immediately prior to such reorganization, reclassification, consolidation, merger or sale. In any such case, the Company shall, as condition precedent to such transaction, execute a new Warrant or cause such successor or purchasing corporation, as the case may be, to execute a new Warrant, providing that the holder of this Warrant shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property issuable or payable, as the case may be, upon such merger, consolidation, sale of assets or other change to a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 10. The provisions of this Section 10 shall similarly apply to successive mergers, consolidations, sale of assets and other changes and transfers.

X.    LOST, STOLEN, MUTILATED OR DESTROYED WARRANT.

                  If this Warrant is lost, stolen, mutilated or destroyed, the Company shall, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

XI.   NOTICE OF ADJUSTMENTS.

                 The Company shall promptly give written notice of each change, adjustment or readjustment of the Warrant Price or the number of shares of Common Stock or other securities issuable upon exercise of this Warrant, by first class mail, postage prepaid, to the registered holder of this Warrant at the holder's address for notices in the Series E Stock Purchase Agreement. This notice shall state that change, adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. The Company further agrees to notify the holder in writing of a reorganization, merger or sale in accordance with Section 10 hereof at least thirty (30) days prior to the effective date thereof.

XII.  REMOVAL OF LEGENDS AND TRANSFER RESTRICTIONS.

                 The holder of the Warrant Shares is entitled to receive from the Company a new certificate not bearing the legend relating to the Securities Act of 1933, as amended, and not containing any stop transfer restrictions with respect to the Warrant Shares, if such Warrant Shares are registered under the Act and a prospectus meeting the requirements of Section 10 of the Act is available, or if such holder provides to the Company an opinion of counsel for such holder of the Shares reasonably satisfactory to the Company or a no-action letter or interpretive opinion of the staff of the Securities and Exchange Commission to the effect that a public sale, transfer or assignment of such Warrant Shares may be made without registration and without compliance with any restriction such as those contained in Rule 144.

XIII. MISCELLANEOUS.

                 The provisions of this Warrant shall be construed and shall be given effect in all respects as if it had been issued and delivered by the Company on the date of this Warrant. This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall constitute a contract under the laws of the State of New York and for all purposes shall be construed in accordance with and governed by the laws of said state, without regard to New York conflicts of law.

                 IN WITNESS WHEREOF, the undersigned has caused this Warrant to be executed by its duly authorized officer on the date first above written.

                                  IVILLAGE INC.



                                        By: /s/ Candice Carpenter
                                           ----------------------
                                            Name: Candice Carpenter
                                            Title:  Chief Executive Officer





ATTEST: /s/ Caterina Conti
       -------------------
        Name:  Caterina Conti
        Title:  General Counsel and Secretary

                              FORM OF SUBSCRIPTION
--------------------------------------------------------------------------------

                     [To be signed upon exercise of Warrant]

The undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise the purchase rights represented by such Warrant for, and to purchase thereunder, _________ shares of Common Stock of iVILLAGE INC., and herewith makes payment of $_________ therefor, and requests that the certificates for such shares be issued in the name of and delivered to, _________________________________, whose address is
_____________________________________________.


Dated:
                                   ---------------------------------
                                   (Signature)



                                    ---------------------------------
                                    (Address)

                               FORM OF ASSIGNMENT
--------------------------------------------------------------------------------

                  [To be signed only upon transfer of Warrant]

                  For value received, the undersigned hereby sells, assigns and transfers unto ________ the right represented by the within Warrant to purchase _______ shares of Common Stock of iVILLAGE INC., to which the within Warrant relates, and appoints ___________Attorney to transfer such right on the books of iVILLAGE INC., with full power of substitution in the premises.


Dated:
                                 -----------------------------------------------
                                                       (Signature)


Signed in the presence of:


---------------------------------------------------

EXHIBIT 2
                                POWER OF ATTORNEY


                  KNOW ALL MEN BY THESE PRESENTS that General Electric Company ("GE") constitutes and appoints each of the Corporate Counsel, Associate Corporate Counsel, and Associate Securities Counsel as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and on behalf of GE and in GE's respective name, place and stead, in any and all capacities, to sign any Statements on Schedule 13D, Schedule 13G, Schedule 14D, Form 3, Form 4 or Form 5 under the Securities Exchange Act of 1934, and any and all amendments to any thereof, and other documents in connection therewith (including, without limitation, any joint filing agreement with respect to any Statement on Schedule 13D, Schedule 13G or 14D or amendment thereto) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as GE might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Dated:  February 8, 1999

                            GENERAL ELECTRIC COMPANY



                                        By:     /s/ B.W. Heineman, Jr.
                                                ----------------------
                                        Name:   B. W. Heineman, Jr.
                                        Title:  Senior Vice President,
                                                GeneralCounsel and Secretary

Exhibit 3
                                 October 8, 1999

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Dear Sirs and Mesdames:

                  This agreement (the "Lock-up Agreement") relates to the proposed public offering (the "Offering") of the Common Stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Company").

                  In connection with the Offering, the Company will enter into an underwriting agreement (the "Underwriting Agreement") with the several underwriters listed on Schedule I to the Underwriting Agreement (the "Underwriters") for whom you are acting as representatives (the
"Representatives").

                  In consideration of your entering into the Underwriting Agreement, the undersigned hereby confirms, covenants and agrees that the undersigned will not (and will not permit any other person, to the extent allowable by law, who holds of record any of the undersigned's shares of Common Stock, or substantially similar securities of the Company, to, with respect to the shares so held), directly or indirectly, sell, offer to sell, contract to sell, grant any option or warrant for the sale or purchase of, or otherwise dispose of, any shares of Common Stock, or securities of the Company substantially similar to the Common Stock, or any security convertible or exchangeable into or exercisable for Common Stock, or any such substantially similar securities, whether now owned or hereinafter acquired, owned by the undersigned or with respect to which the undersigned has the power of disposition or beneficial ownership (collectively, the "Shares") during the period from the date of the final Prospectus (as that term is defined in the Underwriting Agreement) continuing to and including the date 90 days after the date of such final Prospectus.

                  The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

                  Notwithstanding the foregoing, the undersigned may transfer the Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any affiliate of the undersigned, provided that such affiliate continues during such restricted period to be an affiliate and agrees to be bound in writing by the restrictions set forth herein or (iv) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. For purposes of this Lock-up Agreement, an "affiliate" of the undersigned shall mean a limited partner, stockholder or a wholly-owned subsidiary of the undersigned. The undersigned now has, and, except as contemplated by clause (i), (ii), (iii) or
(iv) above, for the duration of this Lock-up Agreement will have, good and marketable title to the Shares, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restrictions. Notwithstanding the foregoing, if the undersigned purchases any shares of Common Stock of the Company in the open market after the consummation of the Offering, then the provisions of this Lock-up Agreement shall not apply to such shares.

                  The undersigned acknowledges (i) the sufficiency of the consideration for this Lock-up Agreement and (ii) that the decision, if any, of the Underwriters to enter into the Underwriting Agreement will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Lock-up Agreement. The undersigned further acknowledges that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

                  The undersigned further represents and agrees that he, she or it has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares (as such term is defined in the Underwriting Agreement), or which has otherwise constituted or will constitute any prohibited bid for or purchase of the Shares or any related securities.

                  The undersigned is executing and delivering this letter on the understanding that each holder of Shares that is an officer or director of the Company or an entity that is a stockholder of the Company with an affiliate representative on the Board of Directors of the Company will execute and deliver to Goldman Sachs & Co. a letter substantially similar to this letter. If such understanding is incorrect, this letter shall become null and void. If any holder of Shares (a "Released Holder") who has executed such a lock-up letter is released with respect to any of the Shares that are directly owned by such person or entity (the "Released Shares"), Goldman, Sachs & Co. will release that number of the undersigned's Shares from the lock-up provisions set forth herein equal to the lesser of (A) the absolute number of Released Shares or (B) a percentage of the undersigned's shares equal to the percentage of the Released Holder's total Shares that the Released Shares represent. It is expressly understood that, to the extent other holders are released pursuant to the above provision, such other holders shall not be deemed Released Holders and the shares released with respect thereto shall not be deemed Released Shares for the purposes of this Lock-up Agreement.

                  This agreement shall terminate and be of no further force and effect if (a) the Company notifies Goldman Sachs & Co. that it does not intend to proceed with the Offering, (b) the Underwriting Agreement does not become effective, terminates or is terminated prior to payment for and delivery of shares of Common Stock or (c) the closing of the Offering has not occurred by December 20, 1999.

                  If the undersigned has already executed a lock-up agreement pursuant to this Offering, the execution of this Lock-up Agreement by the undersigned shall cause such prior lock-up agreement to be superceded by this Lock-up Agreement.

                  This letter shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.

                                        NATIONAL BROADCASTING COMPANY, INC.

                                        By:  /s/ Martin Yudkovitz
                                            ------------------------------------
                                        Signature


                                        Martin Yudkovitz
                                        ----------------------------------------
                                        Print Name
                                        Title:  President Interactive Media

EXHIBIT 4
                                 October 8, 1999

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Dear Sirs and Mesdames:

                  This agreement (the "Lock-up Agreement") relates to the proposed public offering (the "Offering") of the Common Stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Company").

                  In connection with the Offering, the Company will enter into an underwriting agreement (the "Underwriting Agreement") with the several underwriters listed on Schedule I to the Underwriting Agreement (the "Underwriters") for whom you are acting as representatives (the
"Representatives").

                  In consideration of your entering into the Underwriting Agreement, the undersigned hereby confirms, covenants and agrees that the undersigned will not (and will not permit any other person, to the extent allowable by law, who holds of record any of the undersigned's shares of Common Stock, or substantially similar securities of the Company, to, with respect to the shares so held), directly or indirectly, sell, offer to sell, contract to sell, grant any option or warrant for the sale or purchase of, or otherwise dispose of, any shares of Common Stock, or securities of the Company substantially similar to the Common Stock, or any security convertible or exchangeable into or exercisable for Common Stock, or any such substantially similar securities, whether now owned or hereinafter acquired, owned by the undersigned or with respect to which the undersigned has the power of disposition or beneficial ownership (collectively, the "Shares") during the period from the date of the final Prospectus (as that term is defined in the Underwriting Agreement) continuing to and including the date 90 days after the date of such final Prospectus.

                  The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

                  Notwithstanding the foregoing, the undersigned may transfer the Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any affiliate of the undersigned, provided that such affiliate continues during such restricted period to be an affiliate and agrees to be bound in writing by the restrictions set forth herein or (iv) with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. For purposes of this Lock-up Agreement, an "affiliate" of the undersigned shall mean a limited partner, stockholder or a wholly-owned subsidiary of the undersigned. The undersigned now has, and, except as contemplated by clause (i), (ii), (iii) or
(iv) above, for the duration of this Lock-up Agreement will have, good and marketable title to the Shares, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restrictions. Notwithstanding the foregoing, if the undersigned purchases any shares of Common Stock of the Company in the open market after the consummation of the Offering, then the provisions of this Lock-up Agreement shall not apply to such shares.

                  The undersigned acknowledges (i) the sufficiency of the consideration for this Lock-up Agreement and (ii) that the decision, if any, of the Underwriters to enter into the Underwriting Agreement will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Lock-up Agreement. The undersigned further acknowledges that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

                  The undersigned further represents and agrees that he, she or it has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares (as such term is defined in the Underwriting Agreement), or which has otherwise constituted or will constitute any prohibited bid for or purchase of the Shares or any related securities.

                  The undersigned is executing and delivering this letter on the understanding that each holder of Shares that is an officer or director of the Company or an entity that is a stockholder of the Company with an affiliate representative on the Board of Directors of the Company will execute and deliver to Goldman Sachs & Co. a letter substantially similar to this letter. If such understanding is incorrect, this letter shall become null and void. If any holder of Shares (a "Released Holder") who has executed such a lock-up letter is released with respect to any of the Shares that are directly owned by such person or entity (the "Released Shares"), Goldman, Sachs & Co. will release that number of the undersigned's Shares from the lock-up provisions set forth herein equal to the lesser of (A) the absolute number of Released Shares or (B) a percentage of the undersigned's shares equal to the percentage of the Released Holder's total Shares that the Released Shares represent. It is expressly understood that, to the extent other holders are released pursuant to the above provision, such other holders shall not be deemed Released Holders and the shares released with respect thereto shall not be deemed Released Shares for the purposes of this Lock-up Agreement.

                  This agreement shall terminate and be of no further force and effect if (a) the Company notifies Goldman Sachs & Co. that it does not intend to proceed with the Offering, (b) the Underwriting Agreement does not become effective, terminates or is terminated prior to payment for and delivery of shares of Common Stock or (c) the closing of the Offering has not occurred by December 20, 1999.

                  If the undersigned has already executed a lock-up agreement pursuant to this Offering, the execution of this Lock-up Agreement by the undersigned shall cause such prior lock-up agreement to be superceded by this Lock-up Agreement.

                  This letter shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.



                                        /s/ Robert E. Healing
                                        ----------------------------------------
                                        Signature
                                         Vice President
                                        For GE Investments Subsidiary, Inc.

                                        Robert E. Healing
                                        ----------------------------------------
                                        Print Name